VIA FACSIMILE AND U.S. MAIL


April 14, 2006

Daniel P. Gorey
Chief Financial Officer
Quixote Corporation
35 East Wacker Drive
Chicago, Illinois 60601

	RE:	Form 10-K for Fiscal Year Ended June 30, 2005
Form 10-Q for Fiscal Quarters Ended September 30, 2005 and
December
31, 2005
      File No. 1-8123

Dear Mr. Gorey:

      We have reviewed your letter dated March 30, 2006 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects.
We
welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

FORM 10-K FOR THE YEAR ENDED JUNE 30, 2005

Financial Statements

Note 16, Industry Segments, page 48

1. We appreciate the information you have provided to us concerning your segment reporting. However in order for us to better understand your assessment of the economic characteristics of your various operating segments we request that you provide us with additional information and analysis.

Please provide us with the actual sales and Operating Profit Reports, and the Key Summary Factors Report (for each individual operating segment for the entire company). The information we are requesting is copies of the actual reports used in the monthly meetings. If not already in such reports, please provide this to us on a year-to-date basis for 2003, 2004 and 2005. We would also appreciate a more in-depth analysis of the trends based on actual information in those reports. We hope that you appreciate that in order for us to fully understand your analysis we will be required to examine actual activity in your operating segments over time.

*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Ernest Greene, Staff Accountant, at (202)
551-
3733, or the undersigned at (202) 551-3689, if you have questions regarding comments on the financial statements and related matters.
								Sincerely,



								John Hartz
      Senior Assistant
      Chief Accountant
Mr. Daniel P. Gorey
April 14, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE